SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32106; File No. 812-14429]

Triloma EIG Global Energy Fund, <u>et al.</u>; Notice of Application

May 5, 2016

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain business development companies ("BDC") and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment funds.

<u>Applicants</u>: Triloma EIG Global Energy Fund (the "Perpetual Fund"), Triloma EIG Global Energy Term Fund I (the "Term Fund" and, together with the Perpetual Fund, the "Existing Regulated Entities"); Triloma Energy Advisors, LLC ("Triloma"); EIG Credit Management Company, LLC ("EIG"); EIG Asset Management, LLC, EIG Funds Management, LLC, EIG Management Company, LLC, EIG Global Energy (Asia) Limited, EIG Harbour Energy Advisor, L.P. (collectively, together with EIG, the "Existing EIG Advisors"); EIG-Gateway Direct Investments, L.P., EIG Energy Fund XVI, L.P., EIG Energy Fund XVI-B, L.P., EIG Energy Fund XVI-E, L.P., EIG Energy Fund XVI (Cayman), L.P., EIG Energy Fund XVI (Scotland), L.P., EIG-Keats Energy Partners, L.P., EIG Global Private Debt Fund-A, L.P., EIG Global Private Debt Fund-A (UL), L.P., EIG Global Private Debt Sub Fund-B, L.P., EIG Global Private Debt Sub B (UL), L.P., EIG Global Private Debt Finco-B, LLC, EIG Global Private Debt Finco-B (UL), LLC, and Harbour Energy Ltd. (collectively, the "Existing Affiliated Investors").

Filing Dates: The application was filed on March 6, 2015, and amended on November 12, 2015, February 24, 2016, and April 29, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 27, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: Triloma and the Existing Regulated Entities: 201 N. New York Avenue, Suite 250, Winter Park, FL 32789; the Existing EIG Advisors and the Existing Affiliated Investors: 1700 Pennsylvania Ave., NW, Suite 800, Washington, DC 20006.

For Further Information Contact: Robert Shapiro, Senior Counsel, at (202) 551-7758 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Term Fund was organized under the Delaware Statutory Trust Act for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. Term Fund is a registered investment company under the Act. Term Fund's Objectives and Strategies[1] are to provide shareholders with current income, capital preservation and, to a lesser extent, long-term capital appreciation by investing primarily in a global portfolio of privately originated energy company and project debt. Term Fund has a five member Board,[2] of which three members are Independent Trustees,[3] one member is considered an "interested person" of Triloma, within the meaning of section 2(a)(19) of the Act, and one member is considered an "interested person" of EIG.

2.   Perpetual Fund was organized under the Delaware Statutory Trust Act for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. Perpetual Fund is a registered investment company under the Act. Perpetual Fund has the same Objectives and Strategies as Term Fund. Perpetual Fund will be governed by a Board comprised of the same trustees (including Independent Trustees) that serve as the Board of Term Fund.

3.   Triloma is a Florida limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). Triloma serves as the

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[1]   "Objectives and Strategies" means a Regulated Entity's (as defined below) investment objectives and strategies, as described in the Regulated Entity's registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the Securities Exchange Act of 1934, and the Regulated Entity's reports to shareholders.

[2]   The term "Board" refers to the board of directors or trustees of any Regulated Entity.

[3]   The term "Independent Trustees" refers to the trustees or directors of any Regulated Entity that are not "interested persons" of the Regulated Entity within the meaning of section 2(a)(19) of the Act.

investment adviser to the Existing Regulated Entities. Triloma also provides administrative services to the Existing Regulated Entities under an administrative services agreement.

4. EIG is a Delaware limited liability company and is registered as an investment adviser under the Advisers Act. EIG serves as the sub-adviser to the Existing Regulated Entities. EIG is an indirectly owned subsidiary of EIG Global Energy Partners, LLC ("EIG Partners").

5. Each Existing Affiliated Investors is a privately-offered fund that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. An Existing EIG Advisor serves as the investment adviser to each Existing Affiliated Investor. Each Existing EIG Advisor is either, directly or indirectly, controlled by EIG Partners or under common control with EIG and is registered as an investment adviser under the Advisers Act.

6. Applicants seek an order ("Order") to permit one or more Regulated Entities[4] and/or one or more Affiliated Investors[5] to participate in the same investment opportunities through a proposed co-investment program (the "Co-Investment Program") where such participation would otherwise be prohibited under sections 17(d) and 57(a)(4) and the rules under the Act. For purposes of the application, "Co-Investment Transaction" means any transaction in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary, as defined below) participated together with one or more other Regulated Entities and/or one or more Affiliated Investors in reliance on the requested

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[4] "Regulated Entity" means any of the Existing Regulated Entities and any Future Regulated Entity. "Future Regulated Entity" means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC under the Act, (b) whose investment adviser is a Triloma Advisor and (c) whose investment sub-adviser is an EIG Advisor. "Triloma Advisor" means Triloma or any future investment adviser that (i) controls, is controlled by or is under common control with Triloma, (ii) is registered as an investment adviser under the Advisers Act and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity. "EIG Advisor" means any Existing EIG Advisor or any future investment adviser that (i) controls, is controlled by or is under common control with EIG, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity.

[5] "Affiliated Investors" means the Existing Affiliated Investors and any Future Affiliated Investor. "Future Affiliated Investor" means an entity (a) whose investment adviser is an EIG Advisor and (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary) could not participate together with one or more Affiliated Investors and/or one or more other Regulated Entities without obtaining and relying on the Order.[6] The term "Advisor" means any Triloma Advisor or any EIG Advisor.

7.   Applicants state that a Regulated Entity may, from time to time, form a Wholly-Owned Investment Subsidiary.[7] Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Investor because it would be a company controlled by its parent Regulated Entity for purposes of section 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary's participation in any such transaction be treated, for purposes of the requested Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity's investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary.

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[6]   All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

[7]   The term "Wholly-Owned Investment Subsidiary" means an entity (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Entity (and, in the case of an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended (the "SBA Act"), as a small business investment company (an "SBIC"), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration); (iii) with respect to which the Regulated Entity's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries participating in the Co-Investment Program will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies that are either substantially the same as, or a subset of, their parent Regulated Entity's Objectives and Strategies. A subsidiary that is an SBIC may be a Wholly-Owned Investment Subsidiary if it satisfies the conditions in this definition.

The Regulated Entity's Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction, and the Regulated Entity's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity's place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

8.   It is anticipated that an EIG Advisor will periodically determine that certain investments the EIG Advisor recommends for a Regulated Entity would also be appropriate investments for one or more other Regulated Entities and/or one or more Affiliated Investors. Such a determination may result in the Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors co-investing in certain investment opportunities. For each such investment opportunity, the Advisors to each Regulated Entity will independently analyze and evaluate the investment opportunity as to its appropriateness for such Regulated Entity taking into consideration the Regulated Entity's Objectives and Strategies.

9.   Applicants state that Triloma serves as the Existing Regulated Entities' investment adviser and administrator and either it or another Triloma Advisor will serve in the same capacity to any Future Regulated Entity, and that EIG serves as the Existing Regulated Entities' sub-adviser and either it or another EIG Advisor will serve in the same capacity to any Future Regulated Entity. Applicants represent that although an EIG Advisor will identify and recommend investments[8] for each Regulated Entity, prior to any investment by the Regulated Entity, the EIG Advisor will

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[8]   Applicants represent that the Triloma Advisors will not source any Potential Co-Investment Transactions under the requested Order.

present each proposed investment to the Triloma Advisor which has the authority to approve or reject all investments proposed for the Regulated Entity by the EIG Advisor.

10.   Applicants state that each EIG Advisor has (or will have, in the case of future advisers) an investment committee through which it will carry out its obligation under condition 1 to make a determination as to the appropriateness of a Potential Co-Investment Transaction for each Regulated Entity. Applicants represent that each EIG Advisor, as a registered investment adviser, has (or will have, in the case of future advisers) developed a robust allocation process that is designed to allocate investment opportunities fairly and equitably among its clients over time. Applicants state that, in the case of a Potential Co-Investment Transaction, the applicable EIG Advisor would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Entity consistent with the requirements of condition 2(a).

11.   Applicants state that, once the applicable EIG Advisor determined a proposed allocation for a Regulated Entity, such EIG Advisor would notify the applicable Triloma Advisor of the Potential Co-Investment Transaction and the EIG Advisor's recommended allocation for such Regulated Entity. Applicants further state that the applicable Triloma Advisor would then present the Potential Co-Investment Transaction and the EIG Advisor's proposed allocation to the Triloma Advisor's investment committee for its approval. Applicants represent that the Triloma Advisor's investment committee would review the EIG Advisor's recommendation for the Regulated Entity and would have the ability to ask questions of the EIG Advisor and request additional information from the EIG Advisor. Applicants further submit that if the Triloma Advisor's investment committee approved the investment for the Regulated Entity, the investment and all relevant allocation information would then be presented to the Regulated Entity's Board for its approval in accordance with the conditions to the application. Applicants state that they believe the investment

process between the EIG Advisors and the Triloma Advisors, prior to seeking approval from the Regulated Entity's Board (which is in addition to, rather than in lieu of, the procedures required under the conditions of the application), is significant and provides for additional procedures and processes to ensure that the Regulated Entity is being treated fairly in respect of Potential Co-Investment Transactions.

12.   If the Advisors to a Regulated Entity determine that a Potential Co-Investment Opportunity is appropriate for the Regulated Entity (and the applicable Triloma Advisor approves the investment for such Regulated Entity), and one or more other Regulated Entities and/or one or more Affiliated Investors may also participate, the Advisors will present the investment opportunity to the Eligible Trustees[9] of the Regulated Entity prior to the actual investment by the Regulated Entity. As to any Regulated Entity, a Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Trustees of such Regulated Entity within the meaning of section 57(o) of the Act ("Required Majority").[10]

13.   With respect to the pro rata dispositions and follow-on Investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or follow-on Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) each Regulated Entity's Board has approved that

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[9]   "Eligible Trustees" means the trustees or directors of a Regulated Entity that are eligible to vote under section 57(o) of the Act.

[10]   In the case of a Regulated Entity that is a registered closed-end fund, the trustees or directors that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to section 57(o). As defined in section 57(o), "required majority" means "both a majority of a business development company's directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company."

Regulated Entity's participation in pro rata dispositions and follow-on investments as being in the

best interests of the Regulated Entity. If the Board does not so approve, any such disposition or

follow-on investment will be submitted to the Regulated Entity's Eligible Trustees. The Board of

any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata

dispositions and follow-on investments with the result that all dispositions and/or follow-on

investments must be submitted to the Eligible Trustees.

14. No Independent Trustee of a Regulated Entity will have a financial interest in any

Co-Investment Transaction.

15. Under condition 15, if an Advisor or its principals, or any person controlling,

controlled by, or under common control with the Advisor or its the principals, and any Affiliated

Investors (collectively, the "Holders") own in the aggregate more than 25% of the outstanding

voting securities of a Regulated Entity ("Shares"), then the Holders will vote such Shares as

directed by an independent third party when voting on matters specified in the condition.

Applicants believe that this condition will ensure that the Independent Trustees will act

independently in evaluating the Co-Investment Program, because the ability of the Advisor or its

principals to influence the Independent Trustees by a suggestion, explicit or implied, that the

Independent Trustees can be removed will be limited significantly. Applicants represent that the

Independent Trustees shall evaluate and approve any such independent third party, taking into

account its qualifications, reputation for independence, cost to the shareholders, and other factors

that they deem relevant.

Applicants' Legal Analysis:

1. Section 17(d) of the Act and rule 17d-1 under the Act prohibit participation by a

registered investment company and an affiliated person in any "joint enterprise or other joint

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arrangement or profit-sharing plan," as defined in the rule, without prior approval by the

Commission by order upon application. Section 17(d) of the Act and rule 17d-1 under the Act are

applicable to Regulated Entities that are registered closed-end investment companies. Similarly,

with regard to BDCs, section 57(a)(4) of the Act makes it unlawful for any person who is related to

a BDC in a manner described in section 57(b), acting as principal, knowingly to effect any

transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and

several participant with that person in contravention of rules as prescribed by the Commission.

Because the Commission has not adopted any rules expressly under section 57(a)(4),

section 57(i) provides that the rules under section 17(d) applicable to registered closed-end

investment companies (*e.g*., rule 17d-1) are, in the interim, deemed to apply to transactions subject

to section 57(a). Rule 17d-1, as made applicable to BDCs by section 57(i), prohibits any person

who is related to a BDC in a manner described in section 57(b), as modified by rule 57b-1, from

acting as principal, from participating in, or effecting any transaction in connection with, any joint

enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company

controlled by such BDC) is a participant, unless an application regarding the joint enterprise,

arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an

order entered prior to the submission of the plan or any modification thereof, to security holders for

approval, or prior to its adoption or modification if not so submitted.

      2.   In passing upon applications under rule 17d-1, the Commission considers whether

the company's participation in the joint transaction is consistent with the provisions, policies, and

purposes of the Act and the extent to which such participation is on a basis different from or less

advantageous than that of other participants.

3.   Applicants submit that Each Regulated Entity may be deemed to be an "affiliated person" of each other Regulated Entity within the meaning of section 2(a)(3) of the Act. Applicants state that the Regulated Entities, by virtue of each having a Triloma Advisor, may be deemed to be under common control, and thus affiliated persons of each other under section 2(a)(3)(C) of the Act. Section 17(d) and section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively, including the sub-adviser. Thus, an EIG Advisor and any Affiliated Investors that it advises could be deemed to be persons related to Regulated Entities in a manner described by sections 17(d) and 57(b) and therefore prohibited by sections 17(d) and 57(a)(4) and rule 17d-1 from participating in the Co-Investment Program. Applicants further submit that, because the EIG Advisors are "affiliated persons" of other EIG Advisors, Affiliated Investors advised by any of them could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program.

4.   Applicants state that they expect that that co-investment in portfolio companies by a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will increase favorable investment opportunities for each Regulated Entity.

5.   Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain dispositions or follow-on investments, as described in the conditions), and other protective conditions set forth in the application, will ensure that each Regulated Entity will be treated fairly. Applicants state that each Regulated Entity's participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants further state that the terms and conditions proposed herein will

ensure that all such transactions are reasonable and fair to each Regulated Entity and the Affiliated

Investors and do not involve overreaching by any person concerned, including Triloma or EIG.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time an EIG Advisor considers a Potential Co-Investment Transaction for an

Affiliated Investor or another Regulated Entity that falls within a Regulated Entity's then-current

Objectives and Strategies, the Advisors to the Regulated Entity will make an independent

determination of the appropriateness of the investment for the Regulated Entity in light of the

Regulated Entity's then-current circumstances.

2.   a.   If the Advisors to a Regulated Entity deem participation in any Potential Co-

Investment Transaction to be appropriate for the Regulated Entity, the Advisors will then determine

an appropriate level of investment for such Regulated Entity.

b.   If the aggregate amount recommended by the Advisors to a Regulated Entity

to be invested by the Regulated Entity in the Potential Co-Investment Transaction, together with the

amount proposed to be invested by the other participating Regulated Entities and Affiliated

Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity,

the amount of the investment opportunity will be allocated among the Regulated Entities and such

Affiliated Investors, pro rata based on each participant's Available Capital[11] for investment in the

asset class being allocated, up to the amount proposed to be invested by each. The Advisors to each

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[11]   "Available Capital" means (a) for each Regulated Entity, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations and (b) for each Affiliated Investor, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Investor's directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

participating Regulated Entity will provide the Eligible Trustees of each participating Regulated Entity with information concerning each participating party's Available Capital to assist the Eligible Trustees with their review of the Regulated Entity's investments for compliance with these allocation procedures.

        c.   After making the determinations required in conditions 1 and 2(a) above, the Advisors to the Regulated Entity will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Affiliated Investor, to the Eligible Trustees of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with one or more other Regulated Entities and/or an Affiliated Investor only if, prior to the Regulated Entities' and the Affiliated Investors' participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

        (i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

        (ii)   the Potential Co-Investment Transaction is consistent with:

        (a)   the interests of the Regulated Entity's shareholders; and

        (b)   the Regulated Entity's then-current Objectives and Strategies;

        (iii)   the investment by any other Regulated Entity or an Affiliated Investor would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Investor; provided, that if another Regulated Entity or Affiliated Investor, but not the Regulated Entity itself, gains the right to nominate a director for

election to a portfolio company's board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit a Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

        (a)   the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

        (b)   the Advisors to the Regulated Entity agree to, and do, provide periodic reports to the Regulated Entity's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

        (c)   any fees or other compensation that any other Regulated Entity or any Affiliated Investor or any affiliated person of any other Regulated Entity or an Affiliated Investor receives in connection with the right of one or more Regulated Entities or Affiliated Investors to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Entity in accordance with the amount of each party's investment; and

        (iv)   the proposed investment by the Regulated Entity will not benefit the Advisors, any other Regulated Entity or the Affiliated Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the

extent permitted by condition 13, (B) to the extent permitted under sections 17(e) and 57(k) of the Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.   Each Regulated Entity will have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The Advisors will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or any of the Affiliated Investors during the preceding quarter that fell within the Regulated Entity's then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for follow-on investments made in accordance with condition 8,[12] a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity or an Affiliated Investor or any affiliated person of another Regulated Entity or an Affiliated Investor is an existing investor.

6.   A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Investor. The grant to one or more Regulated Entities or Affiliated Investors, but not the Regulated Entity

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[12]   This exception applies only to follow-on investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

itself, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a), (b) and (c) are met.

7.	a.	If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by one or more Regulated Entities and/or Affiliated Investors in a Co-Investment Transaction, the Advisors will:

(i)	notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)	formulate a recommendation as to participation by each Regulated Entity in the disposition.

b.	Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity.

c.	A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Regulated Entity's Board has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Regulated Entity's Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Advisors will provide their written recommendation as to the Regulated Entity's participation to the Eligible Trustees, and the Regulated Entity will participate in

such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity's best interests.

d.　　Each Regulated Entity and each Affiliated Investor will bear its own expenses in connection with the disposition.

8.　a.　　If any Regulated Entity or Affiliated Investor desires to make a "follow-on investment" (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired by the Regulated Entity and the Affiliated Investor in a Co-Investment Transaction, the Advisors will:

(i)　　notify each Regulated Entity of the proposed transaction at the earliest practical time; and

(ii)　　formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by each Regulated Entity.

b.　　A Regulated Entity may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; and (ii) the Regulated Entity's Board has approved as being in the best interests of such Regulated Entity the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Advisors will provide their written recommendation as to such Regulated Entity's participation to the Eligible Trustees, and the Regulated Entity will participate in such follow-on investment solely to the extent that the Required Majority determines that it is in such Regulated Entity's best interests.

c. If, with respect to any follow-on investment:

(i) the amount of a follow-on investment is not based on the Regulated Entities' and the Affiliated Investors' outstanding investments immediately preceding the follow-on investment; and

(ii) the aggregate amount recommended by the Advisors to be invested by the Regulated Entity in the follow-on investment, together with the amount proposed to be invested by the other participating Regulated Entities and the Affiliated Investors in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant's Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d. The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the application.

9. The Independent Trustees of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Investors that a Regulated Entity considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Trustees will consider at least annually the continued appropriateness for such Regulated Entity of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Entity will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority under section 57(f).

11.   No Independent Trustee of a Regulated Entity will also be a trustee, director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of any Affiliated Investor.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Advisors under their respective advisory agreements with the Regulated Entities and the Affiliated Investors, be shared by the Regulated Entities and the Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding brokers' fees contemplated by section 17(e) or 57(k) of the Act, as applicable)[13] received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Investors on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Advisor pending consummation of the transaction, the fee will be deposited into an account maintained by the Advisor at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Investors based on the amount they invest in the Co-

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[13]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Investment Transaction. None of the other Regulated Entities, Affiliated Investors, the Advisors nor any affiliated person of the Regulated Entities or the Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(c) and (b) in the case of the Advisors, investment advisory fees paid in accordance with the Regulated Entities' and the Affiliated Investors' investment advisory agreements).

14.   The Advisors to the Regulated Entities and Affiliated Investors will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each of the Advisors to each Regulated Entity will be notified of all Potential Co-Investment Transactions that fall within a Regulated Entity's then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

15.   If the Holders own in the aggregate more than 25 percent of the shares of a Regulated Entity, then the Holders will vote such shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary